FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of September, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the First Quarter Ended June 30, 2008

2.	[English Summary]

Quarterly Securities Report for the Three Months Ended June 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: September 2, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2008
August 11, 2008

Name of Listed Company:		Mitsui Sumitomo Insurance Group Holdings, Inc.
Securities Code No.:		8725
Stock Exchanges:		Tokyo, Osaka, Nagoya
URL:		http://www.msig.com
Representative:		Toshiaki Egashira, President
Contact:		Junichi Imai, Assistant General Manager, Accounting Department
	Telephone :	(03)-3297-6168
Date of filing of Quarterly Financial Report:		August 14, 2008
(Note) Amounts are truncated.
1.Consolidated Business Results for the First Quarter (April 1, 2008 to June 30, 2008)

(1) Results of Consolidated Operations						(Yen in millions)
	Ordinary income		Ordinary profit		Net income
Three months ended June 30, 2008	527,461	—%	33,182	—%	23,513	—%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

		(Yen)
	Net income per share	Net income per share —Diluted
Three months ended June 30, 2008	55.81	—

(2) Consolidated Financial Conditions				(Yen in millions)
Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of June 30, 2008	8,483,701	1,754,190	20.5%	4,134.99

(Note)	Net assets less minority interests: As of June 30, 2008: ¥1,741,653 million
2.Dividends

	Dividend per share (Yen)
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Year- end	Annual
Year ending March 31, 2009	—				54.00
Year ending March 31, 2009		27.00	—	27.00
(Forecast)

(Note)	Changes in the dividend per share forecast for the fiscal year ending March 31, 2009, during the first quarter : None

3.Forecast for the Current Period (April 1, 2008 to March 31, 2009)—Consolidated							(Yen in millions)

	Ordinary income		Ordinary profit		Net income		Net income per share(Yen)
Six months ending September 30, 2008	1,050,000	—%	37,000	—%	24,000	—%	56.98
Year ending March 31, 2009	2,060,000	—%	80,000	—%	52,000	—%	123.45

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

(Note)	Changes in the forecast for the fiscal year ending March 31, 2009, during the first quarter : None

4.Other Information
(1)	Significant Changes in Scope of Consolidation During the Period : None

(2)	Application of Simplified Accounting Method and Accounting Procedure Specific to the Preparation of Quarterly Consolidated Financial Statements : Yes

(3)	Changes in Accounting Principle, Procedure and Presentation Preparing the Quarterly Consolidated Financial Statements
1.	Changes due to revision of accounting standard: Yes

2.	Changes due to other than above : None
(4)	The Number of Shares Outstanding (Common Stock)

1.	The number of shares outstanding (including treasury stock)

	As of June 30, 2008:	421,320,739 shares

2.	The number of treasury stock

	As of June 30, 2008:	122,748 shares

3.	The average number of shares outstanding

	For the three months ended June 30, 2008:	421,262,140 shares
*	Notification

(1)	The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

(2)	“Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12) and “Implementation Guidance for Accounting Standard for Quarterly Financial Reporting” (ASBJ Guidance No.14) have been applied from this fiscal year. Also, the quarterly consolidated financial statements of the Company have been prepared in accordance with “Regulations for the Quarterly Consolidated Financial Statements”.

(3)	There are no figures for the preceding fiscal year since the Company was incorporated on April 1, 2008.

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
As a result of underwriting income of 473.7 billion yen (which includes net premiums written of 380.8 billion yen), investment income of 52.6 billion yen and other ordinary income of 1.1 billion yen, ordinary income was 527.4 billion yen. Ordinary expenses were 494.2 billion yen, consisting of underwriting expenses of 411.2 billion yen (which includes net claims paid of 214.0 billion yen), investment expenses of 5.8 billion yen, operating expenses and general and administrative expenses of 74.8 billion yen, and other ordinary expenses of 2.3 billion yen. As a result of the above outcome, ordinary profit was 33.1 billion yen.
Net income, which is obtained by adding/deducting extraordinary income, extraordinary losses, income taxes and minority interests to ordinary profit was 23.5 billion yen.
2. Qualitative Information on Consolidated Financial Condition
Total assets at the end of the first quarter ended June 30, 2008 was 8,483.7 billion yen. Net assets summed up to 1,754.1 billion yen, due to an increase in unrealized gains on investments.
Due to an increase in the payment of claims, cash flows from operating activities for the first quarter ended June 30, 2008 was 47.3 billion yen. Cash flows from investing activities turned out to be negative by 59.3 billion yen due to a reduction in purchases of securities. Cash flows from financing activities was also negative by 43.3 billion yen due to redemption of short-term bonds. As a result of these cash flows, cash and cash equivalents at the end of the quarter amounted to 296.8 billion yen.
3. Qualitative Information on Consolidated Earnings Forecasts
There are no changes to our earnings forecasts for the fiscal year ending March 31, 2009 released on May 21, 2008.
4. Others
(1) Changes in Significant Subsidiaries During the Period
     (Changes in “Specified Subsidiaries” (Tokutei Kogaisya) affecting scope of consolidation)
There are no changes in significant subsidiaries during the period.
“Specified Subsidiaries” (Tokutei Kogaisha) as at the time of incorporation of the Company is as follows:
Mitsui Sumitomo Insurance Company, Limited
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
Mitsui Direct General Insurance Company, Limited
Mitsui Sumitomo Seguros S/A.
MS Frontier Reinsurance Limited
MSIG Holdings (Europe) Limited
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (London) Limited
MSIG Holdings (Asia) Pte. Ltd.
MSIG Insurance (Singapore) Pte. Ltd.
MSIG Insurance (Hong Kong) Limited

(2) Application of Simplified Accounting Procedures and Accounting Procedures Significant to Preparation of Quarterly Consolidated Financial Statements
     (Simplified Accounting Procedures)
Evaluation of Recoverability of Deferred Tax Assets
The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of previous fiscal year with respect to some companies within the scope of consolidation, since there is no significant change in their business environment or their trend in occurrence of temporary differences.
     (Accounting Procedures Significant to Preparation of Quarterly Consolidated Financial Statements)
Calculation of Tax Expenses
Tax expenses for some companies within the scope of consolidation are calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate.
The amount of income tax adjustments is included under “Income tax”.
(3) Changes in Accounting Procedures and Presentation
The Company is a wholly owning parent company established through a sole share transfer by its consolidated subsidiary, Mitsui Sumitomo Insurance Company, Limited. The accounting principles and procedures used by the Company are those which have been used by Mitsui Sumitomo Insurance Company, Limited for preparation of its consolidated financial statements, with the following exceptions.
((1)) Application of “Practical Handling for Accounting Procedures Relative to Foreign Subsidiaries in the Preparation of Consolidated Financial Statements”
Starting from the current first quarter consolidated accounting period, “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements” (the Practical Issues Task Force No. 18, May 17, 2006) is applied, and the necessary adjustments for consolidated accounting are made.
The Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.
The above mentioned adjustments had the effect of decreasing both the ordinary profit and the quarterly net income before taxes by ¥273 million, compared to the method previously used by Mitsui Sumitomo Insurance Company, Limited. The said effect was entirely accounted to the non-life insurance segment.
((2)) Application of “Accounting Standards for Lease Transactions”
With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. These standards and guidelines are applied and lease transactions that commenced during the current first quarter consolidated accounting period are accounted by a method similar to that for ordinary sales transactions.
The effect of the application on the quarterly consolidated financial statements was insignificant.
The non-ownership-transfer finance leases that had commenced prior to the beginning of the first fiscal year are accounted by a method similar to that for ordinary lease transactions.

5. Consolidated Financial Statements

(1)Consolidated Balance Sheets	(Units: Yen in millions)

As of June 30, 2008
Items	Amount
(Assets)
Cash deposits and savings	301,230
Call loans	34,600
Securities bought under resale agreements	11,989
Monetary claims bought	92,176
Money trusts	48,866
Investments in securities	6,406,333
Loans	806,313
Tangible fixed assets	268,275
Intangible fixed assets	81,074
Other assets	430,060
Deferred tax assets	8,501
Bad debts reserve	(5,721)

Total assets	8,483,701

(Liabilities)
Underwriting funds:	5,971,143
Outstanding claims	838,127
Underwriting reserve	5,133,016
Bonds	99,992
Other liabilities	278,493
Reserve for pension and retirement benefits	79,285
Reserve for pension and retirement benefits for officers and operating officers	2,604
Accrued bonuses for employees	1,058
Reserve under the special law:	30,778
Reserve for price fluctuation	30,778
Deferred tax liabilities	266,154

Total liabilities	6,729,510

(Net assets)
Shareholders’ equity:
Common stock	100,000
Capital surplus	646,414
Retained earnings	40,560
Treasury stock	(508)
Total shareholders’ equity	786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	974,226
Deferred hedge gains(losses), net of tax	(4,664)
Foreign currency translation adjustments	(14,374)
Total valuation and translation adjustments	955,187
Minority interests	12,537

Total net assets	1,754,190

Total liabilities and net assets	8,483,701

(2)Consolidated Statements of Income

(Units: Yen in millions)
Three months ended
June 30, 2008
Items	Amount
Ordinary income and expenses:
Ordinary income:	527,461
Underwriting income:	473,756
Net premiums written	380,841
Deposit premiums from policyholders	43,075
Investment income on deposit premiums from policyholders	14,930
Life insurance premiums	34,095
Investment income:	52,603
Interest and dividends received	55,462
Investment gains on money trusts	604
Gains on sale of securities	4,113
Gains on derivative transactions	4,745
Transfer of investment income on deposit premiums from policyholders	(14,930)
Other ordinary income	1,102

Ordinary expenses:	494,279
Underwriting expenses:	411,207
Net claims paid	214,098
Loss adjustment expenses	20,187
Commission and collection expenses	65,294
Maturity refunds to policyholders	66,207
Life insurance claims	7,446
Provision for outstanding claims	17,018
Provision for underwriting reserve	20,410
Investment expenses:	5,873
Investment losses on money trusts	806
Losses on sale of securities	1,195
Losses on devaluation of securities	1,231
Operating expenses and general and administrative expenses	74,844
Other ordinary expenses:	2,354
Interest paid	348

Ordinary profit	33,182

Extraordinary income and losses:
Extraordinary income:	849
Extraordinary losses:	2,219
Provision for reserve under the special law	816
Provision for price fluctuation reserve	816
Other extraordinary losses	1,402

Income before income taxes	31,811
Income taxes	8,033
Minority Interests	264

Net income	23,513

(3)Consolidated Statements of Cash Flows

(Units: Yen in millions)
Three months
ended June 30,
2008
Items	Amount

Cash flows from operating activities:
Income before income taxes	31,811
Depreciation	4,895
Impairment loss on fixed assets	662
Amortization of goodwill	1,029
Increase(decrease) in outstanding claims	18,536
Increase(decrease) in underwriting reserve	19,787
Increase(decrease) in bad debts reserve	423
Increase(decrease) in reserve for employees’ retirement and severance benefits	1,279
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	(102)
Increase(decrease) in accrued bonuses for employees	(12,247)
Increase(decrease) in reserve for price fluctuation	816
Interest and dividend income	(55,462)
Losses(gains) on investment in securities	(2,620)
Losses(gains) on investment in derivative transactions	(4,745)
Interest expenses	348
Foreign exchange losses(gains)	(451)
Losses(gains) on disposal of tangible fixed assets	(108)
Equity in losses(gains) of affiliates	125
Decrease(increase) in other assets	(1,141)
Increase(decrease) in other liabilities	(7,680)
Others	1,815

Subtotal	(3,028)
Interest and dividends received	55,616
Interest paid	(605)
Income tax paid	(4,641)

Net cash provided by operating activities	47,340
Cash flows from investing activities:
Net increase(decrease) in deposit at banks	(12,118)
Purchase of monetary claims bought	(2,000)
Proceeds from sales and redemption of monetary claims bought	570
Purchase of money trusts	(26)
Purchase of securities	(208,270)
Proceeds from sales and redemption of securities	166,411
Investment in loans	(45,986)
Collection of loans	41,439
Increase(decrease) in cash received under securities lending transactions	976
Others	1,519

II  Subtotal	(57,482)
(I + II )	((10,142))
Acquisition of tangible fixed assets	(2,127)
Proceeds from sales of tangible fixed assets	1,117
Others	(891)

Net cash used in investing activities	(59,383)
Cash flows from financing activities:
Proceeds from redemption of short-term bonds	(30,000)
Acquisition of treasury stock	(527)
Sales of treasury stock	18
Cash dividends paid	(12,639)
Cash dividends paid to minority shareholders	(149)
Others	(137)

Net cash used in financing activities	(43,435)
Effect of exchange rate changes on cash and cash equivalents	(11,765)

Net change in cash and cash equivalents	(67,244)
Cash and cash equivalents at beginning of the quarter	364,081

Cash and cash equivalents at end of the quarter	296,836

Starting in this fiscal year, the Company has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). The Company prepares its quarterly consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007).
(4) Notes Regarding Going Concern Assumption
For the three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
Not Applicable
(5)Segment Information
a. Segment Information by Type of Operations
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Non-Life insurance	Life insurance	Total	Eliminations	Consolidated

Ordinary income	491,061	38,561	529,623	(2,161)	527,461

Ordinary profit / (loss)	33,956	(137)	33,818	(636)	33,182

(Note)

1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

2.	The principal categories of operations are:

Non-life insurance operations: Non-life insurance underwriting business and asset investment business

Life insurance operations: Life insurance underwriting business and asset investment business

3.	The amounts of assets in non-life insurance operations and in life insurance operations as at the end of the three months ended June 30, 2008 are 7,460,010 million yen and 1,023,588 million yen, respectively.
b. Segment Information by Location
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated

Ordinary income	474,989	20,684	22,585	12,480	530,741	(3,279)	527,461

Ordinary profit / (loss)	31,175	1,203	266	2,593	35,238	(2,056)	33,182

(Note)

1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
((1))	Asia: Taiwan, Malaysia and Singapore

((2))	Europe: U.K. and Ireland

((3))	Americas: U.S.A. and Bermuda
c. Overseas Sales
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Asia	Europe	Americas	Total

I Overseas sales	29,651	22,034	15,400	67,086

II Consolidated sales				527,461

III Overseas sales as proportion of consolidated sales (%)	5.62	4.18	2.92	12.72

(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
((1))	Asia: Taiwan, Malaysia and Singapore

((2))	Europe: U.K. and Ireland

((3))	Americas: U.S.A. and Bermuda
3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

(6) Notes Regarding Material Changes in Shareholders’ Equity
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
Not Applicable.

6.Other Information
In the following tables, figures for the preceding fiscal year are presented on the same basis as the current fiscal year for the purpose of easy comparison with the result for the current fiscal year. Also, since the Company was incorporated on April 1, 2008, figures for the preceding fiscal year represent those of Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.
(1)Summary of Consolidated Results of Operations
(Units: Yen in millions)

	Three months ended	Three months ended		Change
Items	June 30, 2007	June 30, 2008	Change	Ratio(%)

Ordinary Income and Expenses:
Underwriting income:	497,592	473,756	(23,835)	(4.8)
Net premiums written	399,170	380,841	(18,328)	(4.6)
Deposit premiums from policyholders	45,448	43,075	(2,372)	(5.2)
Life insurance premiums	37,487	34,095	(3,392)	(9.0)
Underwriting expenses:	442,582	411,207	(31,374)	(7.1)
Net claims paid	210,310	214,098	3,788	1.8
Loss adjustment expenses	18,933	20,187	1,254	6.6
Commission and collection expenses	65,205	65,294	88	0.1
Maturity refunds to policyholders	70,330	66,207	(4,122)	(5.9)
Life insurance claims	7,167	7,446	279	3.9

Investment income :	49,312	52,603	3,290	6.7
Interest and dividends received	53,838	55,462	1,623	3.0
Gains on sale of securities	5,601	4,113	(1,487)	(26.6)
Investment expenses :	2,353	5,873	3,520	149.6
Losses on sale of securities	554	1,195	641	115.7
Losses on devaluation of securities	825	1,231	405	49.1

Operating expenses and general and administrative expenses	70,158	74,844	4,686	6.7

Other ordinary income and expenses	(16)	(1,251)	(1,234)	—

Ordinary profit	31,794	33,182	1,387	4.4

Extraordinary Income and Losses:
Extraordinary income	243	849	605	249.0
Extraordinary losses	1,311	2,219	908	69.3

Extraordinary income and losses	(1,067)	(1,370)	(302)	—

Income before income taxes	30,727	31,811	1,084	3.5
Income taxes	7,044	8,033	989	14.0
Minority interests	225	264	39	17.3
Net income	23,457	23,513	56	0.2

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>

Net premiums written	398,344	381,341	(17,003)	(4.3)

(2) Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)

				(Yen in millions )
	Three months ended			Three months ended
	June 30, 2007			June 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	84,673	17.8	3.3	79,116	17.0	(6.6)

Marine	33,399	7.0	15.4	32,808	7.1	(1.8)

Personal Accident	72,841	15.3	(24.5)	71,023	15.3	(2.5)

Voluntary Automobile	164,609	34.6	4.2	160,788	34.6	(2.3)

Compulsory Automobile Liability	45,911	9.6	(1.3)	44,785	9.7	(2.5)

Other	74,614	15.7	4.1	75,686	16.3	1.4

Total	476,050	100.0	(1.5)	464,209	100.0	(2.5)
Deposit premiums from policyholders	61,150	12.8	(9.4)	43,075	9.3	(29.6)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	163,784		3.2	161,289		(1.5)

Total	475,225		(1.9)	464,709		(2.2)

Net Premiums by Lines of Insurance

				(Yen in millions )
	Three months ended			Three months ended
	June 30, 2007			June 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	62,250	15.6	6.1	51,105	13.4	(17.9)

Marine	28,319	7.1	21.1	26,672	7.0	(5.8)

Personal Accident	36,936	9.3	(5.7)	37,120	9.8	0.5

Voluntary Automobile	161,721	40.5	4.2	158,167	41.5	(2.2)

Compulsory Automobile Liability	43,233	10.8	0.0	40,533	10.6	(6.2)

Other	66,709	16.7	2.9	67,241	17.7	0.8

Total	399,170	100.0	3.8	380,841	100.0	(4.6)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	160,896		3.2	158,668		(1.4)

Total	398,344		3.4	381,341		(4.3)

Net Claims Paid by Lines of Insurance

				(Yen in millions )
	Three months ended			Three months ended
	June 30, 2007			June 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	26,131	12.4	1.9	23,382	10.9	(10.5)

Marine	11,507	5.5	29.9	9,084	4.2	(21.1)

Personal Accident	16,932	8.0	14.1	17,815	8.3	5.2

Voluntary Automobile	95,400	45.4	3.9	94,000	43.9	(1.5)

Compulsory Automobile Liability	32,822	15.6	(0.4)	33,941	15.9	3.4

Other	27,515	13.1	(8.0)	35,874	16.8	30.4

Total	210,310	100.0	3.1	214,098	100.0	1.8

(Note) Any figures are amounts before the off-set of intersegment transactions.

(3)Securities

	(Units: Yen in millions )
	As of June 30, 2008
	Cost
Items	(Amortized cost)	Fair value	Difference
Domestic Bonds	2,184,280	2,195,638	11,357

Domestic Stocks	756,804	2,242,597	1,485,792

Foreign Securities	1,219,328	1,250,197	30,869

Others	160,524	156,220	(4,304)

Total	4,320,938	5,844,653	1,523,715

(Note)

1.	The table set out above is a summary of marketable securities available for sale.

2.	Others include beneficiary claims on loan trust represented as monetary claims bought in the consolidated balance sheet.

3.	Impairment losses of marketable securities available for sale for the three months ended June 30, 2008 amount to 674 million yen. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by more than 30% of their cost or amortized cost.

(Reference) Investment Conditions of Securitized Instruments and Our Exposure to the US Subprime Loan Losses
1. Investment Conditions of Specific Securitized Instruments

Note:	Information contained in this paragraph is in essence based on guidelines published by the Financial Stability Forum (FSF).

(Units: Yen in 100 millions)
	As of June 30, 2008		As of March 31, 2008
	Amount of		Amount of
	investments and loans	Valuation Difference	investments and loans	Valuation Difference
	Notes 1	Note 2	Notes 1	Note 2

	(Amount in		(Amount in
	Consolidated Balance	(Unrealized	Consolidated Balance	(Unrealized
Category	Sheet)	loss/gain)	Sheet)	loss/gain)
(1)RMBS Note 3	1,422	(6)	1,417	26
Japan	1,387	(6)	1,389	26
Overseas	34	0	28	(0)
(2)ABS-CDO Note 4	3	(0)	4	(0)
AAA	—	—	—	—
AA	3	(0)	4	(0)
A	—	—	—	—
BBB or below	—	—	—	—
(3)CDO Note 4	147	(3)	158	(2)
CLO	146	(2)	152	(1)
AAA	146	(2)	152	(1)
AA	—	—	—	—
A	—	—	—	—
BBB or below	—	—	—	—
CBO	0	0	4	(0)
AAA	—	—	2	(0)
AA	—	—	1	(0)
A	—	—	—	—
BBB or below	0	0	0	(0)
Synthetic CDO	1	(0)	1	(0)
AAA	—	—	—	—
AA	1	(0)	1	(0)
A	—	—	—	—
BBB or below	—	—	—	—
(4)CMBS	178	(3)	187	(1)
Japan	178	(3)	187	(1)
Overseas	—	—	—	—
(5)ABCP	73	—	83	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—
(6)SIV instruments	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—
(7)LBO Loan	122	Note 5 —	114	Note 5 —
Japan	122	—	114	—
Overseas	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheet as monetary claims bought, marketable securities, and loans.

There are no US subprime loan instruments in the Investments/loans amount.

(Note 2)	There are no items in the investments/loans above that were handled as impairment (a write off) for the period.

(Note 3)	The entire amount of RMBS backed investments for both Japan and overseas are rated AAA.

(Note 4)	There are no hedge transactions in ABS-CDO and CDO instruments.

(Note 5)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 6)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]
♦Synthetic CDO : Synthetic Collateralized Debt Obligations
♦ABCP: Asset-Backed Commercial Paper
♦ABS: Asset-Backed Securities
♦ABS-CDO : CDOs backed by asset-backed securities
♦CBO: Collateralized Bond Obligation
♦CDO: Collateralized Debt Obligation
♦CLO: Collateralized Loan Obligation
♦CMBS: Commercial Mortgage-Backed Securities
♦LBO Loan: Leveraged Buyout Loan
♦RMBS: Residential Mortgage-Backed Securities
♦SIV: Structured Investment Vehicle
2. Exposure to U.S. Subprime Loans
Breakdown of U.S. Subprime related exposure:

		As of June 30, 2008		As of March 31, 2008
		Outstanding		Outstanding
		(Notional) Par	Exposure to U.S.	(Notional) Par	Exposure to U.S.
		Amount	Subprime Loans	Amount	Subprime Loans
—
Credit derivatives	ABS-CDO	12.6 billion yen	Note 1	11.8 billion yen	—

Financial guarantee reinsurance	ABS-CDO	5.9 billion yen	0.8 billion yen Note 2	5.6 billion yen	0.9 billion yen

	RMBS	1.2 billion yen	1.2 billion yen	1.2 billion yen	1.2 billion yen

Total			2.1 billion yen		2.1 billion yen

(Note 1)	ABS CDO referred here partially contains RMBSs backed by U.S. subprime loans (SPL-RMBS:8.4 billion yen) in its underlying assets (pool of ABS). Even if all the SPL-RMBSs defaulted with no recovery (i.e., 100% loss), we would not be obligated to pay claim because there is a subordinated tranche (deductible) of 12.6 billion yen below the tranche we have underwritten, which exceeds outstanding par amount of the SPL-RMBSs (8.4 billion yen). Therefore our exposure to U.S. Subprime Loans is zero as described in the precedent table.

(Note 2)	Likewise, outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount we would be obligated to pay in the event all the SPL-RMBSs defaulted with no recovery, is 0.8 billion yen.

[English Summary]
QUARTERLY SECURITIES REPORT FOR
THE THREE MONTHS ENDED JUNE 30, 2008
[Cover]
[Document Submitted] Quarterly Securities Report for the three months ended June 30, 2008 (“Shihanki-Houkokusho”)
[Article of the Applicable Law Requiring Submittal of this Document] Article 24-4-7(1) of the Financial Instruments and Exchange Act
[Filed to] The Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan
[Date of Submission] August 14, 2008
[Business Period] First Fiscal Quarter of The 1st Period (From April 1, 2008 through June 30, 2008)
[Company Name] Mitsui Sumitomo Kaijyo Guru-pu Ho-rudinngusu Kabushiki-Kaisha
[Company Name in English] Mitsui Sumitomo Insurance Group Holdings, Ltd.
[Title and Name of Representative] Toshiaki Egashira, President
[Head Office] 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
[Telephone Number] 03-3297-6480
[Contact Person] Tomomi Inoue, Manager, Shareholder Relations and Legal Dept.
[Nearest Contact] 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
[Telephone Number] 03-3297-6480
[Contact Person] Tomomi Inoue, Manager, Shareholder Relations and Legal Dept.
[Place Where Available for Public Inspection]
Tokyo Stock Exchange Group, Inc.
2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.
8-16, Kitahama 1-chome, Chuo-ku, Osaka
Nagoya Stock Exchange, Inc.
8-20, Sakae 3-chome, Naka-ku, Nagoya

Part 5 [Status of Accounting]
1. Method of Preparation of Quarterly Consolidated Financial Statements

(1) The Company prepares its quarterly consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Act” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007).

(2) No disclosure is made for the end of previous consolidated fiscal year since the Company was incorporated on April 1, 2008.

Items that need to be disclosed in case where there is significant change compared to the end of last fiscal year under “Regulations Concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” are nevertheless disclosed except when insignificant, since the comparison cannot be made.
2. Audit Certification

In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, a quarterly review of the Company’s quarterly consolidated financial statements for the three months ended June 30, 2008 (from April 1, 2008 through June 30, 2008) has been undertaken by KPMG AZSA & Co.

1. [Consolidated Financial Statements]

(1)[Consolidated Balance Sheets]	(Units: Yen in millions)

					As of June 30, 2008
Items					Amount
(Assets)
Cash deposits and savings			*	2	301,230
Call loans					34,600
Securities bought under resale agreements					11,989
Monetary claims bought					92,176
Money trusts					48,866
Investments in securities			*	2	6,406,333
Loans					806,313
Tangible fixed assets	*	1,	*	2	268,275
Intangible fixed assets					81,074
Other assets					430,060
Deferred tax assets					8,501
Bad debts reserve					(5,721)

Total assets					8,483,701

(Liabilities)
Underwriting funds:					5,971,143
Outstanding claims					838,127
Underwriting reserve					5,133,016
Bonds					99,992
Other liabilities					278,493
Reserve for pension and retirement benefits					79,285
Reserve for pension and retirement benefits for officers and operating officers					2,604
Accrued bonuses for employees					1,058
Reserve under the special law:					30,778
Reserve for price fluctuation					30,778
Deferred tax liabilities					266,154

Total liabilities					6,729,510

(Net assets)
Shareholders’ equity:
Common stock					100,000
Capital surplus					646,414
Retained earnings					40,560
Treasury stock					(508)
Total shareholders’ equity					786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax					974,226
Deferred hedge gains(losses), net of tax					(4,664)
Foreign currency translation adjustments					(14,374)
Total valuation and translation adjustments					955,187
Minority interests					12,537

Total net assets					1,754,190

Total liabilities and net assets					8,483,701

(2)[Consolidated Statements of Income]

			(Units: Yen in millions)
			Three months ended
			June 30, 2008
Items			Amount
Ordinary income and expenses:
Ordinary income:			527,461
Underwriting income:			473,756
Net premiums written			380,841
Deposit premiums from policyholders			43,075
Investment income on deposit premiums from policyholders			14,930
Life insurance premiums			34,095
Investment income:			52,603
Interest and dividends received			55,462
Investment gains on money trusts			604
Gains on sale of securities			4,113
Gains on derivative transactions			4,745
Transfer of investment income on deposit premiums from policyholders			(14,930)
Other ordinary income			1,102

Ordinary expenses:			494,279
Underwriting expenses:			411,207
Net claims paid			214,098
Loss adjustment expenses	*	1	20,187
Commission and collection expenses	*	1	65,294
Maturity refunds to policyholders			66,207
Life insurance claims			7,446
Provision for outstanding claims			17,018
Provision for underwriting reserve			20,410
Investment expenses:			5,873
Investment losses on money trusts			806
Losses on sale of securities			1,195
Losses on devaluation of securities			1,231
Operating expenses and general and administrative expenses	*	1	74,844
Other ordinary expenses:			2,354
Interest paid			348

Ordinary profit			33,182

Extraordinary income and losses:
Extraordinary income:	*	2	849
Extraordinary losses:			2,219
Provision for reserve under the special law			816
Provision for price fluctuation reserve			816
Other extraordinary losses	*	3	1,402

Income before income taxes			31,811
Income taxes			8,033
Minority Interests			264

Net income			23,513

(3)[Consolidated Statements of Cash Flows]

(Units: Yen in millions)
			Three months
			ended June 30,
			2008
Items			Amount

Cash flows from operating activities:
Income before income taxes			31,811
Depreciation			4,895
Impairment loss on fixed assets			662
Amortization of goodwill			1,029
Increase(decrease) in outstanding claims			18,536
Increase(decrease) in underwriting reserve			19,787
Increase(decrease) in bad debts reserve			423
Increase(decrease) in reserve for employees’ retirement and severance benefits			1,279
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers			(102)
Increase(decrease) in accrued bonuses for employees			(12,247)
Increase(decrease) in reserve for price fluctuation			816
Interest and dividend income			(55,462)
Losses(gains) on investment in securities			(2,620)
Losses(gains) on investment in derivative transactions			(4,745)
Interest expenses			348
Foreign exchange losses(gains)			(451)
Losses(gains) on disposal of tangible fixed assets			(108)
Equity in losses(gains) of affiliates			125
Decrease(increase) in other assets			(1,141)
Increase(decrease) in other liabilities			(7,680)
Others			1,815

Subtotal			(3,028)
Interest and dividends received			55,616
Interest paid			(605)
Income tax paid			(4,641)

Net cash provided by operating activities			47,340
Cash flows from investing activities:
Net increase(decrease) in deposit at banks			(12,118)
Purchase of monetary claims bought			(2,000)
Proceeds from sales and redemption of monetary claims bought			570
Purchase of money trusts			(26)
Purchase of securities			(208,270)
Proceeds from sales and redemption of securities			166,411
Investment in loans			(45,986)
Collection of loans			41,439
Increase(decrease) in cash received under securities lending transactions			976
Others			1,519

II  Subtotal			(57,482)
(I + II )			((10,142))
Acquisition of tangible fixed assets			(2,127)
Proceeds from sales of tangible fixed assets			1,117
Others			(891)

Net cash used in investing activities			(59,383)
Cash flows from financing activities:
Proceeds from redemption of short-term bonds			(30,000)
Acquisition of treasury stock			(527)
Sales of treasury stock			18
Cash dividends paid			(12,639)
Cash dividends paid to minority shareholders			(149)
Others			(137)

Net cash used in financing activities			(43,435)
Effect of exchange rate changes on cash and cash equivalents			(11,765)

Net change in cash and cash equivalents			(67,244)
Cash and cash equivalents at beginning of the quarter			364,081

Cash and cash equivalents at end of the quarter	*	1	296,836

[Basic Changes for the Preparation of Quarterly Consolidated Financial Statements]

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)

1.	Change in scope of consolidation	The Reporting Company had 36 consolidated subsidiaries at the time of its incorporation. Major subsidiaries are as listed in “1. Corporate Overview, 3. Affiliate Companies”.
There was no change in the scope of consolidation within the current first quarter consolidated accounting period.
2.	Change in equity method	The Reporting Company had 3 equity-method affiliates at the time of its incorporation. Major affiliates are as listed in “1. Corporate Overview, 3. Affiliate Companies”.
There was no change in the application of equity method within the current first quarter consolidated accounting period.
3.	Settlement date for the quarterly period of the consolidated subsidiaries	For MSIG Holdings (Americas), Inc. and 31 other consolidated subsidiaries, the settlement date for the first fiscal quarter is March 31. Their financial statements as of this date are nevertheless used in preparation of the quarterly consolidated financial statements since the difference does not exceed three months.
Necessary adjustments have been made for significant transactions that occurred during the interim period in the process of consolidation.
4.	Change in accounting standards	The Reporting Company is a wholly owning parent company established through a sole share transfer by its consolidated subsidiary, Mitsui Sumitomo Insurance Company, Limited. The accounting principles and procedures used by the Reporting Company are those which have been used by Mitsui Sumitomo Insurance Company, Limited for preparation of its consolidated financial statements, with the following exceptions.
(1) Application of “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements.”
     Starting from the current first quarter consolidated accounting period, “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements” (the Practical Issues Task Force No. 18, May 17, 2006) is applied, and the necessary adjustments for consolidated accounting are made.
The Reporting Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)
The above mentioned adjustments had the effect of decreasing both the ordinary profit and the quarterly net income before taxes by ¥273 million, compared to the method previously used by Mitsui Sumitomo Insurance Company, Limited. The said effect was entirely accounted to the non-life insurance segment.
(2) Application of accounting standards for lease transactions
With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. In accordance with these standards, these standards and guidelines are applied and lease transactions that commenced during the current first quarter consolidated accounting period are accounted by a method similar to that for ordinary sales transactions.
The effect of the application on the quarterly consolidated financial statements was insignificant.
The non-ownership-transfer finance leases that had commenced prior to the beginning of the first fiscal year are accounted by a method similar to that for ordinary lease transactions.
5.	Change in scope of funds in consolidated quarterly cash flow statement	The funds (cash and cash equivalents) in the consolidated quarterly cash flow statement consist of cash on hand, demand deposits, and short-term investments including time deposits with maturities not exceeding three months.
There was no change in the scope of funds in the consolidated quarterly cash flow statement within the current first quarter consolidated accounting period.

[Simplified Accounting Procedures]

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)
Evaluation of recoverability of deferred tax assets	The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of previous fiscal year with respect to some companies within the scope of consolidation, since there is no significant change in their business environment nor their trend in occurrence of temporary differences.
[Unique Accounting Procedures Used in the Preparation of Quarterly Consolidated Financial Statements]

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)
Calculation of tax expenses	Tax expenses for some companies within the scope of consolidation are calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate.
The amount of income tax adjustments is included under “Income tax”.

[Notes]

(Quarterly Consolidated Balance Sheet)
As of June 30, 2008

*	1	The Accumulated depreciation for “Tangible fixed assets” amounts to ¥273,337 million. Advanced depreciation amounts to ¥19,258 million.

*	2	Assets pledged as collateral are ¥52,299 million in securities, ¥3,582 million in cash, deposits and savings, and ¥498 million in tangible fixed assets. These include a reserve held for the Real Time Gross Settlement System for current accounts with the Bank of Japan.

	3	Mitsui Sumitomo Insurance Company, Limited provides guarantee in connection with transactions of limited partnership entities. Aggregate net present value of the covered transactions was ¥439,051 million at the end of the current quarter consolidated accounting period. This amount was not included in Customers’ liabilities under acceptances and guarantees and Liabilities under acceptances and guarantees since there is no substantial exposure.

	4	Mitsui Sumitomo Insurance Company, Limited has entered into a net asset maintenance agreement with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliate. Under this agreement, if said affiliate’s net assets fall short of a predetermined level or it fails to maintain adequate liquidity for payment for its obligations, Mitsui Sumitomo Insurance Company, Limited will provide funding to the affiliate. The amounts of total liabilities and total assets of the affiliate at the end of the current quarter consolidated accounting period are ¥2,737,016 million (including Underwriting reserve in the amount of ¥2,714,991 million) and ¥2,751,470 million, respectively.

		The agreement does not provide for any guarantees for the affiliate’s payment obligations. The affiliate’s net assets were above the predetermined level and its liquidity was adequate at the end of the current quarter consolidated accounting period.

(Quarterly Consolidated Statement of Income)
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)

*	1	Business expenses consist primarily of the following:

Agents’ commissions	¥65,308 million
Salaries	¥39,466 million
		Business expenses represent the aggregate amount of loss adjustment expenses, operating expenses and general administrative expenses, and commission and collection expenses that are presented in the quarterly consolidated statement of income.

*	2	Extraordinary income represents gains on sales of fixed assets.

*	3	Other extraordinary losses represent losses on sales of fixed assets in the amount of ¥740 million and impairment losses on fixed assets in the amount of ¥662 million.

          (Notes to Consolidated Statements of Cash Flows)
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)

*	1	Reconciliation of balance sheet items to cash and cash equivalents outstanding

(June 30, 2008)
Yen in millions
Cash deposits and savings	301,230
Call loans	34,600
Securities bought under resale agreements	11,989
Monetary claims bought	92,176
Money trusts	48,866
Time deposit with an original maturity of more than 3 months	(64,663)
Monetary claims bought other than cash equivalents	(79,676)
Money trust other than cash equivalents	(47,686)

Cash and cash equivalents	296,836

2 Cash flows from investing activities include cash flows from investments made as part of the insurance business.

          (Shareholders’ Equity)
     As of June 30, 2008 and three months ended June 30, 2008 (from April 1, 2008 through June 30, 2008)
1.	Class and number of shares issued:
Common shares: 421,320 thousand shares

2.	Class and number of treasury stock:
Common shares: 122 thousand shares

3.	Dividends
Not applicable.

4.	Significant fluctuations in shareholders’ equity
Not applicable.
     Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary through a share transfer, adopted a resolution, at the ordinary general shareholders’ meeting held on June 26, 2008, to pay dividend of a total of 12,639 million yen, with its retained earnings as the source of funds, March 31, 2008 as the record date and June 27, 2008 as the effective date.

          (Segment Information)
[Segment Information by Type of Operations]
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Non-Life insurance	Life insurance	Total	Eliminations	Consolidated

Ordinary income	491,061	38,561	529,623	(2,161)	527,461

Ordinary profit / (loss)	33,956	(137)	33,818	(636)	33,182

(Note)

1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

2.	The principal categories of operations are:

Non-life insurance operations: Non-life insurance underwriting business and asset investment business

Life insurance operations: Life insurance underwriting business and asset investment business

3.	The amounts of assets in non-life insurance operations and in life insurance operations as at the end of the three months ended June 30, 2008 are 7,460,010 million yen and 1,023,588 million yen, respectively.
[Segment Information by Location]
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated

Ordinary income	474,989	20,684	22,585	12,480	530,741	(3,279)	527,461

Ordinary profit / (loss)	31,175	1,203	266	2,593	35,238	(2,056)	33,182

(Note)

1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
((1))	Asia: Taiwan, Malaysia and Singapore

((2))	Europe: U.K. and Ireland

((3))	Americas: U.S.A. and Bermuda
[Overseas Sales]
Three months ended June 30, 2008 (From April 1, 2008 through June 30, 2008)
(Units: Yen in millions)

	Asia	Europe	Americas	Total

I Overseas sales	29,651	22,034	15,400	67,086

II Consolidated sales				527,461

III Overseas sales as proportion of consolidated sales (%)	5.62	4.18	2.92	12.72

(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
((1))	Asia: Taiwan, Malaysia and Singapore

((2))	Europe: U.K. and Ireland

((3))	Americas: U.S.A. and Bermuda
3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

          (Securities)
    Since held-to-maturity debt securities with market values and other securities with market values bears significance in the operation of business and the amounts of such securities are significant, their status as at the end of the current first quarter consolidated accounting period is disclosed.
1. Held-to-Maturity Debt Securities with Market Values

	As of June 30, 2008
	Amount on Quarterly
	Consolidated Balance Sheet	Market Value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)

Public and corporate bonds	449,189	450,118	929

Foreign securities	8,199	8,234	35

Total	457,388	458,353	965

2.Other Securities with Market Values

	As of June 30, 2008
	Cost
Items	(Amortized cost) (Yen in millions)	Fair value (Yen in millions)	Difference (Yen in millions)
Domestic Bonds	2,184,280	2,195,638	11,357

Domestic Stocks	756,804	2,242,597	1,485,792

Foreign Securities	1,219,328	1,250,197	30,869

Others	160,524	156,220	(4,304)

Total	4,320,938	5,844,653	1,523,715

(Note)

1.	Others include beneficiary claims on loan trust represented as monetary claims bought in the consolidated balance sheet.

2.	Impairment losses of marketable securities available for sale for the three months ended June 30, 2008 amount to 674 million yen. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by more than 30% of their cost or amortized cost.

          (Derivative Transactions)
     Since derivative transactions involving interest rates and credit bear significance in the operation of business and the relevant contract amounts and other figures are significant, their status as at the end of the current first quarter consolidated accounting period is reported.
     Contract Amounts, Market Values, Valuation Gains/Losses of Derivative Transactions

		As of June 30, 2008
				Valuation
Object of		Contract Amount	Market Value	Gains/Losses
Transaction	Type of Transaction	(Yen in millions)	(Yen in millions)	(Yen in millions)
Interest rates	Interest rate option
	Sell	158,500	577	422
		[1,000]
	Buy	174,800	1,486	34
		[1,451]
	Interest rate swap	852,703	(1,773)	(1,773)

Credit	Credit derivative
	transaction
	Sell	648,461	(21,430)	(21,430)
	Buy	1,000	12	12

	Total	1,835,465	(21,126)	(22,733)

(Note)

1.	Figures in square brackets represent option premiums.

2.	Derivative transactions that are subject to hedge accounting are excluded.

          (Per Share Information)
1. Net Assets per share

As of June 30, 2008
Net assets per share	¥4,134.99

(Note)	The basis for calculating net assets per share is as shown below.

As of June 30, 2008
Total net assets (Yen in millions)	1,754,190

Amount to be deducted from total net assets (Yen in millions)	12,537

Net assets attributed to common stock at end of quarterly consolidated accounting period (Yen in millions)	1,741,653

Number of common shares at end of quarterly consolidated accounting period used to calculate net asset per share (thousand)	421,197

2. Quarterly Net Income per Share, etc.

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)

Quarterly net income per share	¥55.81

(Note)

1.	Diluted quarterly net income per share is not reported because there were no diluted shares.

2.	The basis for calculating quarterly net income per share is shown below.

Three months ended June 30,
2008
(From April 1, 2008 through
June 30, 2008)

Quarterly net income (Yen in millions)	23,513

Quarterly net income attributed to common stock (Yen in millions)	23,513

Average number of shares outstanding (thousand)	421,262

          (Significant Subsequent Events)

Three months ended June 30, 2008
(From April 1, 2008 through June 30, 2008)

Based on a resolution of the board of directors of Mitsui Sumitomo Insurance Company, Limited on June 26, 2008, and in the form of its payment of dividends, the Reporting Company acquired on July 1, 2008 all the shares of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., Mitsui Direct General Insurance Co., Ltd., and Mitsui Sumitomo MetLife Insurance Co., Ltd. that had been held by Mitsui Sumitomo Insurance Company, Limited.

2. [Others]
Not applicable.